Exhibit 12.1

United Air Lines, Inc. and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended
	June 30

	2004	2003
	(In Millions)
Earnings:

Loss before income taxes	$(846)	$(2,039)
Fixed charges, from below	324	366
Undistributed earnings of affiliates	2	-
Interest capitalized	(1)	(2)

Loss	$(521)	$(1,675)

Fixed charges:

Interest expense	$ 244	$ 294
Portion of rental expense representative
of the interest factor	80	72

Fixed charges	$ 324	$ 366

Ratio of earnings to fixed charges	(a)	(a)

___________

(a)  Earnings were inadequate to cover fixed charges by $845 million in 2004 and $2.0 billion in 2003.